CG Oncology, Inc.

400 Spectrum Center Drive, Suite 2040

Irvine, CA 92618

December 11, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	CG Oncology, Inc.

Registration Statement on Form S-1 (File No. 333-283725)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CG Oncology, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on December 12, 2024, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at (212) 479-6474 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

CG Oncology, Inc.

/s/ Arthur Kuan
By:	Arthur Kuan
Title:	Chief Executive Officer

cc:	Arthur Kuan, Chairman and Chief Executive Officer, CG Oncology, Inc.

Corleen Roche, Chief Financial Officer, CG Oncology, Inc.

Joshua Patterson, General Counsel and Chief Compliance Officer, CG Oncology, Inc.

Divakar Gupta, Cooley LLP

Charles S. Kim, Cooley LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP